Room 4561

July 27, 2006

Mr. William Hughes
Executive Vice President, General Counsel
and Secretary
Tibco Software Inc.
3303 Hillview Avenue
Palo Alto, CA 94304

> **Re:** **Tibco Software Inc.**
> **Form 8-K Filed July 6, 2006**
> **File No. 000-26579**

Dear Mr. Rode:

We have reviewed your response letter dated June 23, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed July 6, 2006

1. We note your response to prior comment number 5 and the revisions you made to your recent earnings release furnished on July 6, 2006. Your revised disclosures do not appear to sufficiently reflect the guidance in Question 8 of the FAQ. In this regard, we do not believe you have provided substantive reasons why the non-GAAP measures provide useful information to investors. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

2.   Your disclosure indicates that you use the non-GAAP measures "to provide a consistent method of comparison to historical periods and to the performance of competitors and peer group companies." Explain to us why you believe this disclosure is appropriate considering that you also disclose that a limitation of the use of the non-GAAP measures is that they "may be different from non-GAAP measures used by other companies."

3.   We note your references to certain "non-cash activities."   It appears that you may be using the non-GAAP measures as measures of both operating performance and liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP operating income and net income if your intention is to present this as a liquidity measure.

4.   We note that your disclosures continue to refer to "core business operational performance" and "baseline performance." It remains unclear to us why exclusion of the charges for amortization of acquired intangible assets and stock-based compensation are excluded because they are not considered part of your "core" or "baseline" performance. Please explain your basis for concluding that these costs are not part of your core business. In this regard, it is unclear why these excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. For example, it is unclear why you believe the exclusion of recurring charges relating to the amortization of acquired intangible is not part of your core operating results when certain of the intangible assets you are amortizing are integral to your revenue generating activities. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering employees equity instruments appears to be a key performance incentive.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief